News Release

Nextel Communications, Inc. 2001 Edmund Halley Drive Reston, VA 20191
Contacts:
Investors: Paul Blalock (703) 433-4300
Media: Russell Wilkerson (703) 433-3063

Nextel Commences Consent Solicitation And Exchange Offer For
Zero Coupon Convertible Preferred Stock Due 2013

RESTON, Va. - March 3, 2005 - Nextel Communications, Inc. (NASDAQ: NXTL) announced that it has commenced a consent solicitation with respect to its outstanding Zero Coupon Convertible Preferred Stock Due 2013 (Preferred Stock). In order to incent the conversion of the Preferred Stock into class A common stock of Nextel, consents are being solicited from the holders of the Preferred Stock as of the close of business on February 28, 2005 (Record Date) to effect certain proposed amendments to the terms of the Preferred Stock and to the related certificate of designation. Among other things, these amendments would (i) provide for a special dividend of $30.00 per share payable upon conversion of the Preferred Stock into class A common stock of Nextel, (ii) change the notice period and accelerate the date on which the Preferred Stock may be redeemed by Nextel from December 23, 2005 to April 30, 2005, and (iii) eliminate certain rights of the holders of the Preferred Stock. A consent payment of $15.00 per share will be payable only to those holders as of the Record Date who validly execute and deliver their consents to the proposed amendments prior to 5:00 p.m., Eastern time, on March 16, 2005 (Consent Date).

Under the terms of the consent solicitation, to effect the amendments, Nextel must receive consents from holders of at least 66.66% of the outstanding shares of the Preferred Stock prior to the Consent Date. Consents may not be revoked after the Consent Date. In addition, to be effective, the amendments must also be approved by the common stockholders of Nextel at the next Annual Meeting of Stockholders. Accordingly, holders of shares of Preferred Stock will not be entitled to receive the special dividend upon conversion until receipt of common stockholder approval, except in the case where holders have chosen to participate in the exchange offer described below. Consummation of the consent solicitation and payment of the consent payment is conditioned upon, among other things, the receipt of the necessary consents from holders of the Preferred Stock, but it is not conditioned upon obtaining the common stockholder approval.

Nextel is also making an offer to exchange any and all outstanding shares of Preferred Stock for an equal number of shares of its newly issued Series B Zero Coupon Convertible Preferred Stock Due 2013 (Series B Preferred Stock), the terms of which will be substantially identical to the terms of the outstanding Preferred Stock after giving effect to the proposed amendments, including the right to receive the special dividend of $30.00 per share payable upon conversion. The Series B Preferred Stock will also be redeemable, at Nextel’s option, beginning on April 30, 2005. The exchange offer is conditioned, among other things, upon the receipt of the requisite number of consents necessary to adopt the proposed amendments in the consent solicitation and is being made to give holders of Preferred Stock an opportunity to realize the benefits of the proposed amendments without having to wait for the proposed amendments to be approved by Nextel’s common stockholders.

News Release

The exchange offer will expire at 5:00 p.m., Eastern time, on March 31, 2005 (Exchange Offer Expiration Date), unless terminated or extended. Preferred Stock validly tendered in the exchange offer may be withdrawn at any time prior to the Exchange Offer Expiration Date.

This press release does not constitute an offer of the Series B Preferred Stock, nor the solicitation of offers to repurchase the outstanding Preferred Stock, nor a solicitation of consents with respect to the Preferred Stock. The exchange offer has not been registered under the Securities Act of 1933, as amended. The exchange offer and consent solicitation are made solely by means of an Offer to Exchange and Consent Solicitation Statement and related materials. A Schedule TO, including the Offer to Exchange and Consent Solicitation Statement and related Letter of Transmittal, describing the consent solicitation and exchange offer has been filed with the Securities and Exchange Commission. Holders of Preferred Stock are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the consent solicitation or exchange offer because it contains important information. The Schedule TO, including the Offer to Exchange and Consent Solicitation Statement and the related Letter of Transmittal, are available free of charge at the website of the Securities and Exchange Commission (www.sec.gov). In addition, copies are available upon request, free of charge from Nextel or Georgeson Shareholder Communications, Inc., the information agent for the exchange offer, at (877) 278-4751 (toll-free). For questions regarding the consent solicitation, please contact Bear, Stearns & Co. Inc., who is acting as consent solicitation agent only in connection with the consent solicitation, at (800) 308-6311 (toll-free). For questions regarding the exchange offer, please contact Georgeson Shareholder Communication, Inc., who is acting as information agent for the exchange offer, at (877) 278-4751 (toll-free).

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